CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price (1)	Fee
Senior Fixed Rate Step-Up Securities due 2017	$993,100	$113.81
(1)   The U.S. dollar equivalent of the maximum aggregate offering price has been calculated using an exchange rate of USD 0.9931 per CAD 1 as of May 7, 2012.

May 2012 Pricing Supplement No. 192 Registration Statement No. 333-178081 Dated May 7, 2012 Filed pursuant to Rule 424(b)(2)

CAD 1,000,000 Senior Fixed Rate Step-Up Securities Due May 22, 2017
CAD Denominated / USD Payable
Interest will be payable semi-annually on the securities at a rate of Year 1: 3.00% per annum, Year 2: 4.00% per annum, Year 3: 5.00% per annum, Year 4: 6.00% per annum and Year 5: 7.50% per annum. The securities are denominated in Canadian dollars (“CAD”), but all interest payments and the payment at maturity will be made in U.S. dollars (“USD”) based on the CAD amount of such payment converted at the CAD/USD exchange rate as of the relevant valuation date.  Due to this mandatory conversion into U.S. dollars, your investment in the securities and each interest payment is subject at all times to CAD/USD exchange rate risk.  If the CAD has strengthened relative to the USD on the relevant valuation date, the interest amount or the amount of principal you receive at maturity in USD, as applicable, will increase.  However, if the CAD has weakened relative to the USD on the relevant valuation date, the interest amount or the amount of principal you receive at maturity in USD, as applicable, will decrease.  As a result of this currency exchange risk, you could lose some or a substantial portion of your initial investment. The securities are senior unsecured obligations of Morgan Stanley, and all payments on the securities are subject to the credit risk of Morgan Stanley.
FINAL TERMS
Issuer:	Morgan Stanley
Pricing date:	May 7, 2012
Original issue date:	May 22, 2012 ( 11 business days after the pricing date)
Interest accrual date:	May 22, 2012
Maturity date:	May 22, 2017
Denomination currency:	Canadian dollars
Payment currency:	U.S. dollars
Aggregate principal amount:	CAD 1,000,000. May be increased prior to the original issue date but we are not required to do so.
CAD principal amount:	CAD 1,000 per security
Issue price:	At variable prices(1)
Payment at maturity:
The CAD principal amount converted into U.S. dollars at the exchange rate on the final valuation date plus accrued and unpaid interest.  Consequently, this USD amount is subject to currency exchange risk.

Redemption percentage at maturity:	100%
Interest payment dates:
The 22nd day of each May and November, beginning on November 22, 2012; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Interest amount:
The product of (i) the CAD principal amount and (ii) the interest rate, as calculated based on the day count convention. This amount will be converted into U.S. dollars at the exchange rate on the applicable valuation date. Consequently, this USD amount is subject to currency exchange risk.

Interest rate:
3.00% per annum, from and including the original issue date to but excluding May 22, 2013;
4.00% per annum, from and including May 22, 2013 to but excluding May 22, 2014;
5.00% per annum, from and including May 22, 2014 to but excluding May 22, 2015;
6.00% per annum, from and including May 22, 2015 to but excluding May 22, 2016; and
7.50% per annum from and including May 22, 2016 to but excluding the maturity date.

Interest payment period:	Semi-annual
Day-count convention:	30/360
Valuation dates:
The currency business day immediately preceding the relevant interest payment date or the maturity date, as applicable. We refer to the currency business day immediately preceding the maturity date as the final valuation date.

Exchange rate:
On any currency business day, the rate for conversion of the Canadian dollar into U.S. dollars (expressed as the number of units of the Canadian dollar per U.S. dollar), as determined by reference to the reference source on such currency business day. For more information, please see “Fact Sheet––Key Terms––Exchange rate” below.

CUSIP:	61760QBF0
ISIN:	US61760QBF00
Listing:	We do not expect to list the securities on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information concerning plan of distribution; conflicts of interest.”
Commissions and Issue Price:	Price to Public(2)(3)	Agent’s Commissions(3)	Proceeds to Issuer
Per security	At variable prices	CAD 12.50	CAD 987.50
Total	At variable prices	CAD 12,500	CAD 987,500
(1)
The securities are denominated in Canadian dollars; however, we will accept payment for the securities in U.S. dollars in order to facilitate the purchase of the securities based upon the CAD/USD spot rate for purchasing Canadian dollars as of the date of your initial investment quoted by the calculation agent, including the bid/offer spread.  See “The Securities” on page 2.

(2)
The securities will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices; provided, however, that such price will not be less than CAD 990 per security and will not be more than CAD 1,000 per security. See “Risk Factors—The price you pay for the securities may be higher than the prices paid by other investors.”

(3)
Morgan Stanley or one of our affiliates will pay varying discounts and commissions to dealers and their financial advisors, of up to CAD 12.50 per security depending on market conditions.  See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”  For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The securities involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 11.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Prospectus Supplement dated November 21, 2011                     Prospectus dated November 21, 2011

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

CAD 1,000,000 Senior Fixed Rate Step-Up Securities Due May 22, 2017
CAD Denominated / USD Payable

The Securities

The securities offered are debt securities of Morgan Stanley.  We describe the basic features of these securities in the sections of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities” and of the prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.  All interest payments and the payment at maturity on the securities will be made in U.S. dollars based on the CAD amount of such payment converted at the CAD/USD exchange rate as of the relevant valuation date.  Due to this mandatory conversion into U.S. dollars, your investment in the securities and each interest payment is subject at all times to CAD/USD exchange rate risk and you could lose some or a substantial portion of your USD investment.  All payments on the securities are subject to the credit risk of Morgan Stanley.

The CAD principal amount of each security is CAD 1,000, and the issue price is variable.  The issue price of the securities includes the agent’s commissions paid with respect to the securities as well as the cost of hedging our obligations under the securities.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  The secondary market price, if any, at which Morgan Stanley & Co. LLC (“MS & Co.”) is willing to purchase the securities is expected to be affected adversely by the inclusion of these commissions and hedging costs in the issue price.  In addition, the secondary market price may be lower due to the costs of unwinding the related hedging transactions at the time of the secondary market transaction.  See “Risk Factors—The inclusion of commissions and the cost of hedging, including the projected profit from the hedging, in the original issue price is likely to adversely affect secondary market prices.”

The securities are denominated in Canadian dollars; however, we will accept payment for the securities in U.S. dollars in order to facilitate the purchase of the securities. This U.S. dollar purchase amount will be based upon the CAD/USD spot rate for purchasing Canadian dollars  as of the date of your initial investment quoted by the calculation agent based upon prevailing market conditions, including the current bid/offer spread. This CAD/USD spot rate quoted by the calculation agent will be communicated to you and/or your broker as soon as practicable on or after you place your order to purchase the securities. See “Risk Factors––If you pay for the securities in U.S. dollars, the exchange rate used for conversion of your U.S. dollar payment into the CAD principal amount will be a rate quoted by our affiliate.”

We expect to profit from the bid/offer spread reflected in the CAD/USD spot rate. We will not charge any other currency exchange commissions or other fees to convert the U.S. dollars into the CAD principal amount.

Maturity:	5 years
Denomination currency:	CAD
Payment currency:
USD
The securities are denominated in CAD, but all interest payments and the payment at maturity on the securities will be made in USD.  As a result, the amount you receive on each interest payment date and at maturity is subject to CAD/USD exchange rate risk.

Interest rate:
Year 1: 3.00%

Year 2: 4.00%

Year 3: 5.00%

Year 4: 6.00%

Year 5: 7.50%

For each interest payment date, the interest rate will be applied to the CAD principal amount and the interest amount payable will be converted into USD at the CAD/USD exchange rate on the applicable valuation date, which is one currency business day prior to the relevant interest payment date.

Payment at maturity:
100% of the CAD principal amount.

The payment at maturity will equal the CAD principal amount converted into USD at the exchange rate on the final valuation date, plus accrued and unpaid interest.  Consequently, this USD amount is subject to currency exchange risk.

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CAD 1,000,000 Senior Fixed Rate Step-Up Securities Due May 22, 2017
CAD Denominated / USD Payable

The CAD/USD Exchange Rate

Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.

The CAD/USD exchange rate is expressed as the number of units of Canadian dollars per U.S. dollar.  A decrease in the exchange rate means that it takes fewer CAD to purchase one USD than it previously did.  As a result, a decrease in the exchange rate means that the CAD has appreciated / strengthened relative to the USD.  A hypothetical exchange rate of 0.85 reflects a strengthening of the CAD relative to the USD, as compared to a hypothetical exchange rate of 1.00.

Conversely, an increase in the exchange rate means that it takes more CAD to purchase one USD on the valuation date than it previously did.  As a result, an increase in the exchange rate means that the CAD has depreciated / weakened relative to the USD.  A hypothetical exchange rate of 1.25 reflects a weakening of the CAD relative to the USD, as compared to a hypothetical exchange rate of 1.00.

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CAD 1,000,000 Senior Fixed Rate Step-Up Securities Due May 22, 2017
CAD Denominated / USD Payable

Key Investment Rationale

The securities are denominated in CAD; however, all interest payments and the payment at maturity will be made in USD based on the CAD amount of such payment converted at the CAD/USD exchange rate as of the relevant valuation date.  Accordingly, such payments will vary depending on the CAD/USD exchange rate on the related valuation dates.

In addition, we will accept payment for the securities in U.S. dollars in order to facilitate the purchase of the securities. See “The Securities” on page 2 and “Risk Factors–– If you pay for the securities in U.S. dollars, the exchange rate used for conversion of your U.S. dollar payment into the CAD principal amount will be a rate quoted by our affiliate” for more information on the determination of the amount of U.S. dollars needed to pay the CAD principal amount.

Access:	▪ Access to an CAD—denominated investment
Variable Current Income:	▪ The securities pay a fixed interest rate that steps up annually. The interest amounts in USD are subject to currency exchange risk.
Scenario 1
The CAD appreciates relative to the USD on any valuation date compared to the CAD/USD exchange rate used to determine the USD equivalent of your initial investment:

▪ Interest amount: The interest amount you will receive on the applicable interest payment date will be a USD amount that is correspondingly higher than the amount you would have received if the CAD had not appreciated compared to the CAD/USD exchange rate used to determine the USD equivalent of your initial investment.

▪ Payment at maturity:  The amount of principal you will receive on the maturity date will be a USD amount that is correspondingly higher than the USD amount of your initial investment.

Scenario 2
The CAD depreciates relative to the USD on any valuation date compared to the CAD/USD exchange rate used to determine the USD equivalent of your initial investment:

▪ Interest amount: The interest amount you will receive on the applicable interest payment date will be a USD amount that is correspondingly lower than the amount you would have received if the CAD had not depreciated compared to the CAD/USD exchange rate used to determine the USD equivalent of your initial investment.

▪ Payment at maturity:  The amount of principal you will receive on the maturity date will be a USD amount that is correspondingly lower than the USD amount of your initial investment.  As a result of this currency exchange risk, you could lose some or a substantial portion of your initial investment.

Summary of Selected Key Risks (see page 11)

▪	The payment at maturity and all payments of interest are exposed to currency exchange risk with respect to the Canadian dollar relative to the U.S. dollar.

▪	If you pay for the securities in U.S. dollars, the exchange rate used for conversion of your U.S. dollar payment into the CAD principal amount will be a rate quoted by our affiliate.

▪	The securities are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the securities.

▪	Market price of the securities will be influenced by many unpredictable factors.

▪	The securities will not be listed on any securities exchange and secondary trading may be limited.

▪	The securities are exposed to currency exchange risk.

▪	Government intervention in the currency markets could materially and adversely affect the value of the securities.

▪	Even though currencies trade around-the-clock, the securities will not.

▪	Suspension or disruptions of market trading in the CAD may adversely affect the value of the securities.

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CAD 1,000,000 Senior Fixed Rate Step-Up Securities Due May 22, 2017
CAD Denominated / USD Payable

▪	The inclusion of commissions and the cost of hedging, including the projected profit from the hedging, in the original issue price is likely to adversely affect secondary market prices.

▪	The price you pay for the securities may be higher than the prices paid by other investors.

▪	The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the securities.

▪	Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the securities.

May 2012	Page 5

CAD 1,000,000 Senior Fixed Rate Step-Up Securities Due May 22, 2017
CAD Denominated / USD Payable

Fact Sheet

The securities are senior unsecured obligations of Morgan Stanley, are denominated in CAD, but all interest payments and the payment at maturity will be made in USD based on the CAD amount of such payment converted at the CAD/USD exchange rate as of the relevant valuation date.  At maturity, an investor will receive the CAD principal amount of securities in USD that may be greater than, equal to or less than, the USD value of the original investment depending on the performance of the CAD relative to the USD on the final valuation date.  As a result of this currency exchange risk, you could lose some or a substantial portion of your initial investment. The securities are issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program. All payments on the securities are subject to the credit risk of Morgan Stanley.

Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
May 7, 2012	May 22, 2012 ( 11 business days after the pricing date)	May 22, 2017
Key Terms
Issuer:	Morgan Stanley
Denomination currency:	Canadian dollars
Payment currency:	U.S. dollars
Aggregate principal amount:	CAD 1,000,000. May be increased prior to the original issue date but we are not required to do so.
CAD principal amount:	CAD 1,000 per security
Issue price:
At variable prices
The securities are denominated in Canadian dollars; however, we will accept payment for the securities in U.S. dollars in order to facilitate the purchase of the securities based upon the CAD/USD spot rate for purchasing Canadian dollars as of the date of your initial investment quoted by the calculation agent.  See “The Securities” on page 2.

Payment at maturity:
The CAD principal amount converted into U.S. dollars at the exchange rate on the final valuation date plus accrued and unpaid interest.  Consequently, this USD amount is subject to currency exchange risk.

Redemption percentage at maturity:	100%
Interest accrual date:	May 22, 2012
Interest payment dates:
The 22nd day of each May and November, beginning on November 22, 2012; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Interest amount:
The product of (i) the CAD principal amount and (ii) the interest rate, as calculated based on the day count convention. This amount will be converted into U.S. dollars at the exchange rate on the applicable valuation date.  Consequently, this USD amount is subject to currency exchange risk.

Interest rate:
3.00% per annum, from and including the original issue date to but excluding May 22, 2013;
4.00% per annum, from and including May 22, 2013 to but excluding May 22, 2014;
5.00% per annum, from and including May 22, 2014 to but excluding May 22, 2015;
6.00% per annum, from and including May 22, 2015 to but excluding May 22, 2016; and
7.50% per annum from and including May 22, 2016 to but excluding the maturity date.

Interest payment period:	Semi-annual
Day count convention:	30/360
Valuation dates:
The currency business day immediately preceding the relevant interest payment date or the maturity date, as applicable.  We refer to the currency business day immediately preceding the maturity date as the final valuation date.

Exchange rate:
On any currency business day, the rate for conversion of the Canadian dollar into U.S. dollars (expressed as the number of units of the Canadian dollar per U.S. dollar), equal to CAD1 as determined by reference to the rate displayed on the reference source on such currency business day; provided that if (i) no such rate is displayed on the reference source for such day, or (ii) the calculation agent determines in good faith that the rate so displayed on the reference source is manifestly incorrect, the exchange rate will be a rate equal to the arithmetic mean, as determined by the calculation agent, of the firm quotes of exchange rates for conversion of Canadian dollars into U.S. dollars determined by at least five independent leading dealers, selected by the calculation agent (the “reference dealers”), in the underlying market for Canadian dollar; provided further that if (i) the difference between the highest and lowest exchange rates for conversion of Canadian dollars into U.S. dollars determined by the reference dealers on such date pursuant to the previous clause of this sentence is greater than 1% or (ii) the calculation agent is unable to obtain five such quotes from the reference dealers on such date for any reason, the exchange rate for Canadian dollar shall be the exchange rate as determined by the calculation agent in good faith on such day, taking into account any information deemed relevant by the calculation agent.
Quotations of Morgan Stanley & Co. LLC (“MS & Co.”) or the calculation agent or any of their affiliates may be included in the calculation of any mean described above, but only to the extent that any such exchange rate quoted is the lowest of the exchange rate quotes obtained.

Risk factors:	Please see “Risk Factors” beginning on page 11.

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CAD 1,000,000 Senior Fixed Rate Step-Up Securities Due May 22, 2017
CAD Denominated / USD Payable

Reference source:	Bloomberg; WMCO1 (Mid)
CAD1:
CAD1, on any date means the Canadian dollar/U.S. dollar reference rate, expressed as the amount of Canadian dollars per one U.S. dollar,  for settlement in one currency business day calculated by WM Company which appears on Bloomberg page: WMCO1 (Mid) at approximately 4 p.m. London time, on such date.

Currency business day:
Any day, other than a Saturday or Sunday, that is (i) neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in New York City and (ii) a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in London, England and Toronto, Canada.

Business day:	Any day, other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

General Information
Listing:	We do not expect to list the securities on any securities exchange.
CUSIP:	61760QBF0
ISIN:	US61760QBF00
Minimum ticketing size:	CAD 1,000 / 1 security
Tax considerations:
In the opinion of our counsel, Davis Polk & Wardwell LLP, the securities will be treated as debt instruments denominated in a currency (the “denomination currency”) other than the U.S. dollar for U.S. federal income tax purposes, and will therefore be subject to special rules under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury regulations thereunder.

Please see the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes – Foreign Currency Notes.”  In general, a U.S. holder will be required to include the U.S. dollar value of the interest accrued or paid on the securities (including original issue discount (“OID”)) as determined under the applicable Treasury regulations.  The rules under Section 988 of the Code could also require some or all of the gain or loss recognized upon sale, exchange or retirement of the securities to be treated as ordinary income or loss, to the extent that such gain or loss is due to the fluctuation of exchange rates.  If such ordinary loss exceeds certain thresholds, a U.S. holder may be required to file a disclosure statement with the Internal Revenue Service.

Based on the stated interest rates payable on the securities, the securities will be considered to have OID for U.S. federal income tax purposes.  The amount of OID on the securities will be equal to the excess of the “stated redemption price at maturity” over the issue price (as defined in the accompanying prospectus supplement), each as determined in the denomination currency.  The “stated redemption price at maturity” of each security will be equal to the sum of (i) the stated principal amount of the security and (ii) the stated interest payable in years 2 through 5 to the extent that the stated interest rate in years 2 through 5 exceeds 3.00%.  A U.S. holder will, regardless of its regular method of tax accounting, be required to accrue the OID into income on a constant-yield basis over the full term of the securities.  The lowest fixed rate payable in each year, 3.00%, will be treated as qualified stated interest, which a U.S. holder will be required to include in income in accordance with its regular method of tax accounting.  Please see the sections of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes—Discount Notes” and “—Foreign Currency Notes.”

The rules under Section 988 of the Code are complex, and their application to a U.S. holder may depend on the holder’s particular U.S. federal income tax situation (including whether certain elections are made by the holder).  The preceding paragraphs contain only a brief summary of the rules described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes—Foreign Currency Notes.”  Both U.S. and non-U.S. holders should read the section of the accompanying prospectus supplement entitled “United States Federal Taxation.”

You should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the securities, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the securities.

Trustee:	The Bank of New York Mellon
Agent:	Morgan Stanley & Co. LLC (”MS & Co.”)
Calculation agent:	Morgan Stanley Capital Services LLC (“MSCS”)
Use of proceeds and hedging:
The net proceeds we receive from the sale of the securities will be used for general corporate purposes and, in part, in connection with hedging our obligations under the securities through one or more of our subsidiaries.

We, through our subsidiaries or others, have carried out, and will continue to carry out, hedging activities in connection with the securities by taking positions in forwards and options contracts on the Canadian dollar, cross currency swaps or positions in any other available currencies or instruments that we may wish to use in connection with such hedging.  Such purchase activity could have increased the value of the Canadian dollar relative to the U.S. dollar at the time of your initial investment, and, therefore, could have increased the value

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CAD 1,000,000 Senior Fixed Rate Step-Up Securities Due May 22, 2017
CAD Denominated / USD Payable

relative to the U.S. dollar that the Canadian dollar must attain on the final valuation date before you would receive at maturity a payment that, following conversion into U.S. dollars, equals or exceeds your U.S. dollar investment in the securities. Additionally, such hedging activity during the term of the securities could potentially affect the Canadian dollar/U.S. dollar exchange rate on any valuation date and, accordingly, the amount of U.S. dollars you will receive on interest payment dates and at maturity.
Benefit plan investor considerations:
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the securities.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons.  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the securities are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the securities.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption).  There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the securities.

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

The securities are contractual financial instruments.  The financial exposure provided by the securities is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the securities.  The securities have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the securities.

Each purchaser or holder of any securities acknowledges and agrees that:

(i)
the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the securities, (B) the purchaser or holder’s investment in the securities, or (C) the exercise of or failure to exercise any rights we have under or with respect to the securities;

(ii)	we and our affiliates have acted and will act solely for our own account in connection with (A) all

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CAD Denominated / USD Payable

transactions relating to the securities and (B) all hedging transactions in connection with our obligations under the securities;

(iii)
any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)	our interests are adverse to the interests of the purchaser or holder; and

(v)
neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the securities has exclusive responsibility for ensuring that its purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any securities to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the securities if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc., Morgan Stanley or Morgan Stanley Smith Barney LLC (“MSSB”) or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the securities by the account, plan or annuity.

Additional considerations:
Client accounts over which Citigroup Inc., Morgan Stanley, MSSB or any of their respective subsidiaries have investment discretion are not permitted to purchase the securities, either directly or indirectly.

Supplemental information concerning plan of distribution; conflicts of interest:
We expect to deliver the securities against payment therefor in New York, New York on May 22, 2012, which will be the eleventh scheduled business day following the date of the pricing of the securities.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade securities on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The securities will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices; provided, however, that such price will not be less than CAD 990 per security and will not be more than CAD 1,000 per security.

Morgan Stanley or one of our affiliates will pay varying discounts and commissions to dealers of up to CAD 12.50 per security depending on market conditions.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Validity of the securities:
In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the securities offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture  and delivered against payment as contemplated herein, such securities will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the securities and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 21, 2011, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 21, 2011.  This opinion is also subject to the discussion, as stated in such letter, of the enforcement of securities denominated in a foreign currency.

Contact:
Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (212) 761-4000).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

This is a summary of the terms and conditions of the securities.  We encourage you to read the accompanying prospectus supplement and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

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CAD 1,000,000 Senior Fixed Rate Step-Up Securities Due May 22, 2017
CAD Denominated / USD Payable

How the Securities Work

The following hypothetical examples illustrate how interest amounts and the amount of principal payable at maturity are affected by the performance of the CAD relative to the USD.  The examples assume an exchange rate of 1.00 on the pricing date and reflect the interest rates of Year 1: 3.00%, Year 2: 4.00%, Year 3: 5.00%, Year 4: 6.00% and Year 5: 7.50%.  If the exchange rate was 1.00 at the time of your initial investment, the USD equivalent amount of CAD 1,000 would be $1,000.00 at that time.  The following examples are hypothetical and are provided for illustrative purposes only.  The numbers included in the examples may be rounded for ease of analysis.

Interest Amounts

Example 1 – The CAD has appreciated on the valuation date relating to the first interest payment date to an exchange rate of 0.85. The interest amount payable to you for each security on the first interest payment date will be calculated as follows:

Interest amount =	(CAD 1,000 × interest rate / applicable exchange rate), calculated on a 30/360 basis
=	(CAD 1,000 × 3.00% / 0.85 CAD/USD) × (180/360)
=	$17.65 USD

Because the CAD has appreciated relative to the USD on the relevant valuation date, the interest amount (in USD terms) is greater than the amount that would have been payable had the CAD depreciated or remained unchanged from the time of your initial investment.

Example 2 – The CAD has depreciated on the valuation date relating to the third interest payment date to an exchange rate of 1.25. The interest amount payable to you for each security on the third interest payment date will be calculated as follows:

Interest amount =	(CAD 1,000 × interest rate / applicable exchange rate), calculated on a 30/360 basis
=	(CAD 1,000 × 4.00% / 1.25 CAD/USD) × (180/360)
=	$16.00 USD

Because the CAD has depreciated relative to the USD on the relevant valuation date, the interest amount will be negatively affected by the depreciation of the CAD and will be less than the amount that would have been payable (in USD terms) had the CAD appreciated or remained unchanged from the time of your initial investment. Despite the higher interest rate for Year 2, the interest amount the investor receives in this example is less than the interest amount for the first interest payment date in Example 1 due to the significant depreciation of the CAD relative to the USD.

Amount of Principal Payable at Maturity

Example 3 – The CAD has appreciated on the final valuation date to an exchange rate of 0.85.  The amount of principal you receive at maturity will be converted into USD at the exchange rate on the final valuation date. The amount of principal payable to you at maturity for each security will be calculated as follows:

Payment of Principal at maturity	=	CAD 1,000	=	CAD 1,000	=	$1,176.47 USD
		applicable exchange rate		0.85 CAD/USD

Example 4 – The CAD has depreciated on the final valuation date to an exchange rate of 1.25.  Because the CAD has weakened relative to the USD on the final valuation date, the amount of principal you receive at maturity for each security (in USD terms) will be negatively affected by the depreciation of the CAD and will be less than your initial USD investment in the securities.  The amount of principal payable to you at maturity for each security will be calculated as follows:

Payment of principal at maturity	=	CAD 1,000	=	CAD 1,000	=	$800.00 USD
		applicable exchange rate		1.25 CAD/USD

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CAD 1,000,000 Senior Fixed Rate Step-Up Securities Due May 22, 2017
CAD Denominated / USD Payable

Risk Factors

The securities involve risks not associated with an investment in ordinary fixed rate notes.  This section describes the most significant risks relating to the securities.  For a complete list of risk factors, please see the accompanying prospectus.  Investors should consult their financial and legal advisers as to the risks entailed by an investment in the securities and the suitability of the securities in light of their particular circumstances.

▪
The payment at maturity and all payments of interest are exposed to currency exchange risk with respect to the Canadian dollar relative to the U.S. dollar. All interest amounts and the amount of principal payable at maturity will be denominated in CAD but will be mandatorily converted and paid to you in USD at the CAD/USD exchange rate on the applicable valuation date.  A depreciation in the CAD relative to the USD on the final valuation date relative to its value at the time of your initial investment, including as a result of a widening of currency bid/offer spreads, would mean you would receive at maturity less, and possibly significantly less, than the USD amount of your initial investment in the securities.  As a result of this currency exchange risk, you could lose some or a substantial portion of your initial investment.  Similarly, a depreciation in the CAD relative to the USD on the valuation date applicable to any interest payment date will mean that the interest amounts paid in USD will decline, possibly significantly.

▪
If you pay for the securities in U.S. dollars, the exchange rate used for conversion of your U.S. dollar payment into the CAD principal amount will be a rate quoted by our affiliate. The securities are denominated in Canadian dollars; however, we will accept payment for the securities in U.S. dollars in order to facilitate the purchase of the securities. The exchange rate that will be used to calculate the amount of U.S. dollars needed to pay the CAD principal amount of your purchase will be the CAD/USD spot rate for purchasing Canadian dollars as of the date of your initial investment quoted by the calculation agent, which is our affiliate. As a result, this exchange rate is different from the exchange rate that will be used for the purpose of converting the CAD principal amount at maturity and interest payments. Instead, this exchange rate will be the rate quoted by our affiliate in its sole discretion based upon prevailing market conditions, including the current bid/offer spread. We expect to profit from that bid/offer spread reflected in the CAD/USD spot rate.

▪
The securities are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the securities.  You are dependent on Morgan Stanley’s ability to pay all amounts due on the securities and therefore you are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations under the securities, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the securities prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness.  Credit ratings assigned by nationally recognized statistical rating organizations are one measure of our creditworthiness. On February 15, 2012, Moody's Investor Services, Inc. placed the ratings of 17 banks on review for downgrade in the context of a broad review of global banks with capital markets operations. As part of this review, Moody's placed Morgan Stanley's current "A2" credit rating on downgrade review, which it has indicated may result in a downgrade by as many as three levels to "Baa2."  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the securities.

▪
Market price of the securities may be influenced by many unpredictable factors.  Several factors, some of which are beyond our control, will influence the value of the securities in the secondary market and the price at which MS & Co. may be willing to purchase or sell the securities in the secondary market.  As noted above, we expect that the CAD/USD exchange rate on any day will affect the value of the securities more than any other single factor.  Other factors that may influence the value of the securities include: (i) the volatility (frequency and magnitude of changes in value) of the CAD/USD exchange rate, which impact currency bid/offer spreads; (ii) interest and yield rates in Canada; (iii) geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the CAD, the USD or currencies markets generally and that may affect the exchange rate on the valuation dates; (iv) the time remaining to the maturity of the securities; and (v) any actual or anticipated changes in our credit ratings or credit spreads.  Some or all of these factors will influence the price that you will receive if you sell your securities prior to maturity.  For example, you may have to sell your securities at a substantial discount from the USD equivalent of your initial investment in the securities if, at the time of sale, the CAD has weakened relative to the USD or if interest rates rise.

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CAD 1,000,000 Senior Fixed Rate Step-Up Securities Due May 22, 2017
CAD Denominated / USD Payable

▪
The securities will likely not be listed on any securities exchange and secondary trading may be limited.  We do not expect to list the securities on any securities exchange.  Therefore, there may be little or no secondary market for the securities.  Our affiliate, MS & Co. may, but is not obligated to, make a market in the securities.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the securities, it is likely that there would be no secondary market for the securities.  Accordingly, you should be willing to hold your securities to maturity.

▪
The securities are exposed to currency exchange risk.  Fluctuations in the exchange rates between the Canadian dollar and the U.S. dollar will affect the value of your interest and principal payments as well as the value of the securities in the secondary market.  Exchange rate movements are the result of numerous factors specific to the Canadian dollar and the U.S. dollar, including the supply of, and the demand for, the Canadian dollar and the U.S. dollar, as well as government policy, intervention or actions, and are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to the Canadian dollar and the U.S. dollar.  Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Canada and the United States.  Of particular importance to potential currency exchange risk are: (i) existing and expected rates of inflation; (ii) existing and expected interest rate levels; (iii) interest rate and exchange rate volatility levels which impact currency bid/offer spreads; (iv) balance of payments; and (v) the extent of governmental surpluses or deficits in Canada and the United States.  All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Canada and the United States  and other countries important to international trade and finance.

▪
Government intervention in the currency markets could materially and adversely affect the value of the securities.  Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely.  As described above, governments, including those of Canada and the United States, may use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies.  They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency.  Thus, a special risk in purchasing the securities is that their liquidity, trading value and amount payable could be affected by the actions of sovereign governments that could change or interfere with previously freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders.  There will be no offsetting adjustment or change made during the term of the securities in the event that the floating exchange rate between the CAD and the USD should become fixed.  Nor will there be any offsetting adjustment or change in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes or in the event of other developments affecting the Canadian dollar or the U.S. dollar, or any other currency.  Any significant changes or governmental actions with respect to the Canadian dollar, the U.S. dollar or any other currency that result in a weakening of the CAD relative to the USD will adversely affect the value of the securities and the return on an investment in the securities.

▪
Even though currencies trade around-the-clock, the securities will not.  The interbank market in foreign currencies is a global, around-the-clock market.  Therefore, the hours of trading for the securities, if any trading market develops, will not conform to the hours during which the CAD and/or the USD are traded.  Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the securities.  The possibility of these movements should be taken into account in relating the USD value of the securities to those in the underlying foreign exchange markets.  There is no systematic reporting of last-sale information for foreign currencies.  Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the CAD/USD exchange rate used in calculating any payment due to you under the securities.  There is no regulatory requirement that those quotations be firm or revised on a timely basis.  The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

▪
Suspension or disruptions of market trading in the Canadian dollar may adversely affect the value of the securities.  The currency markets are subject to temporary distortions or other disruptions due to various factors,

May 2012	Page 12

CAD 1,000,000 Senior Fixed Rate Step-Up Securities Due May 22, 2017
CAD Denominated / USD Payable

including government regulation and intervention, the lack of liquidity in the markets, and the participation of speculators.  These circumstances could adversely affect the CAD/USD exchange rate, including by significantly widening the bid/offer spread, and therefore, the payments on the securities and the value of the securities in the secondary market.

▪
The inclusion of commissions and the cost of hedging, including the projected profit from the hedging, in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the securities at any time in secondary market transactions will likely be significantly lower than the USD equivalent of the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the securities and the cost of hedging our obligations under the securities that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  Our subsidiaries may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the securities or in any secondary market transaction.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co. as a result of dealer discounts, mark-ups or other transaction costs.

▪
The price you pay for the securities may be higher than the prices paid by other investors. The agent proposes to offer the securities from time to time for sale to investors in one or more negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to then-prevailing prices, at negotiated prices, or otherwise. Accordingly, there is a risk that the price you pay for the securities will be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the securities (e.g., directly from the agent or through a broker or dealer), any related transaction cost (e.g., any brokerage commission), whether you hold your securities in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors.

▪
The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the securities.  As calculation agent, Morgan Stanley Capital Services LLC, which we refer to as MSCS, will determine the exchange rate on each of the valuation dates and will calculate the amount you will receive on each interest payment date and at maturity.  MSCS will also determine the CAD/USD spot rate for purchasing Canadian dollars, that will be used to calculate the amount of U.S. dollars needed to pay the CAD principal amount.  Determinations made by MSCS in its capacity as calculation agent, including with respect to the determination of an exchange rate under certain circumstances as described under “Fact Sheet—Key Terms—Exchange rate,” may affect the payout to you at maturity.

▪
Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the securities.  One or more of our subsidiaries have carried out, and will continue to carry out, hedging activities related to the securities (and possibly to other instruments linked to the CAD and/or USD), including trading in forwards and options contracts on the CAD, cross currency swaps, as well as in other instruments related to the CAD and/or USD and related interest rates.  Some of our subsidiaries also trade the CAD and other financial instruments related to the CAD on a regular basis as part of their general broker-dealer, proprietary trading and other businesses.  Any of these hedging or trading activities at or prior to the time of your initial investment could have increased the value of the CAD relative to the USD at the time of your initial investment and, as a result, could have increased the value relative to the U.S. dollar that the Canadian dollar must attain on the final valuation date before you would receive a payment of principal at maturity that, following conversion into U.S. dollars, equals or exceeds your USD investment in the securities.  Additionally, such hedging or trading activities during the term of the securities could potentially affect the CAD/USD exchange rate on any valuation date and, accordingly, the amount of U.S. dollars you will receive on interest payment dates and at maturity.

▪
The issuer, its subsidiaries or affiliates may publish research that could affect the market value of the securities.  They also expect to hedge the issuer’s obligations under the securities.  The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally.  This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the securities.  Any of these activities may affect the value of the securities.  In addition, the issuer’s subsidiaries expect to hedge the issuer’s obligations under the securities and they may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the securities or in any securities or in any secondary market transactions.

May 2012	Page 13

CAD 1,000,000 Senior Fixed Rate Step-Up Securities Due May 22, 2017
CAD Denominated / USD Payable

Historical Information

The following table sets forth the published high, low and end-of-quarter CAD/USD exchange rates for each quarter in the period from January 1, 2007 through May 7, 2012. The related graph sets forth the daily exchange rates of the CAD relative to the USD for such period. We obtained the information in the table and graph below from Bloomberg Financial Markets (“Bloomberg”), without independent verification. You cannot predict the future performance of the CAD relative to the USD based on its historical performance. We cannot give you any assurance that the CAD will strengthen relative to the dollar on any valuation date. In addition, the exchange rates published by Bloomberg Financial Markets may differ from the rate determined pursuant to “Fact Sheet—Key Terms––Exchange rate” or “—CAD1” above. If the CAD depreciates relative to the USD on any valuation date, the related interest amount would be less than it otherwise would have been, and the payment of principal you receive at maturity will be less, and possibly significantly less, than your initial investment.

CAD (# CAD / USD)	High	Low	Period End
2007
First Quarter	1.18450	1.15400	1.15400
Second Quarter	1.15940	1.05850	1.06530
Third Quarter	1.07870	0.99230	0.99230
Fourth Quarter	1.02080	0.92040	0.99840
2008
First Quarter	1.03490	0.97530	1.02530
Second Quarter	1.02940	0.98380	1.02150
Third Quarter	1.07520	0.99990	1.06440
Fourth Quarter	1.29620	1.06270	1.21880
2009
First Quarter	1.30120	1.17970	1.26020
Second Quarter	1.26000	1.08120	1.16230
Third Quarter	1.16750	1.06460	1.06950
Fourth Quarter	1.08480	1.02360	1.05320
2010
First Quarter	1.07580	1.01040	1.01530
Second Quarter	1.07100	0.99860	1.06390
Third Quarter	1.06560	1.01680	1.02920
Fourth Quarter	1.03360	0.99800	0.99800
2011
First Quarter	1.00130	0.96850	0.97440
Second Quarter	0.98860	0.94510	0.96340
Third Quarter	1.05030	0.94330	1.05030
Fourth Quarter	1.05470	0.99090	1.02130
2012
First Quarter	1.02840	0.98550	0.99870
Second Quarter (through May 7, 2012)	1.00450	0.98040	0.99310

CAD/USD Daily Exchange Rates January 1, 2007 through May 7, 2012 (expressed as units of CAD per USD)

May 2012	Page 14

CAD 1,000,000 Senior Fixed Rate Step-Up Securities Due May 22, 2017
CAD Denominated / USD Payable

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  You should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at.www.sec.gov as follows:

Prospectus Supplement dated November 21, 2011

Prospectus dated November 21, 2011

Terms used in this pricing supplement are defined in the prospectus supplement or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to Morgan Stanley.

May 2012	Page 15